SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

_____________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. 2)

Arbor Realty Trust, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

038923108

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

□        Rule 13d-1(b)
⊠           Rule 13d-1(c)
□           Rule 13d-1(d)

CUSIP No. 038923108	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS C. Michael Kojaian
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) □ (b) □
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	1,004,500
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	1,004,500
	8.	SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,004,500
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		□
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		4.9%
12.	TYPE OF REPORTING PERSON		IN

CUSIP No. 038923108	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Kojaian Ventures, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) □ (b) □
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	1,000,000
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	1,000,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,000,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		□
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		4.9%
12.	TYPE OF REPORTING PERSON		OO

Item 1(a).	Name of Issuer:
Arbor Realty Trust, Inc. ("ART")
Item 1(b).	Address of Issuer's Principal Executive Offices:
333 Earle Ovington Boulevard, Suite 900 Uniondale, NY 11553
Item 2(a).	Names of Person Filing:
C. Michael Kojaian; Kojaian Ventures, L.L.C.
Item 2(b).	Address of Principal Business Office or, if none, Residence:
39400 N. Woodward Avenue, Suite #250 Bloomfield Hills, MI 48304
Item 2(c).	Citizenship:
C. Michael Kojaian: United States of America; Kojaian Ventures, L.L.C.: Michigan
Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share
Item 2(e).	CUSIP Number:
038923108
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)         ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)         ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)         ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)         ☐ Investment company registered under section 8 of the Investment Company Act of 1940
(15 U.S.C. 80a-8).

(e)         ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)          ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)         ☐  A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)         ☐  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813).

(i)         ☐   A church plan that is excluded from the definition of an investment company under section 3(c)(14)
of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)         ☐  Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned:

Mr. Kojaian beneficially owns 1,004,500 shares of common stock. He holds 4,500 of these shares directly.  The remaining 1,000,000 shares are held by Kojaian Ventures, L.L.C., the sole members of which are Mr. Kojaian and Kojaian Ventures-MM, Inc., of which Mr. Kojaian is the sole stockholder.

Kojaian Ventures, L.L.C. beneficially owns 1,000,000 shares of common stock.

(b)	Percent of class:
C. Michael Kojaian owns 4.9%; Kojaian Ventures, L.L.C. owns 4.9%.
(c)
Number of shares as to which such person has:

As of December 31, 2007, C. Michael Kojaian had the sole power to vote or to direct the vote of 1,004,500 shares of common stock and had the sole power to dispose or to direct the disposition of 1,004,500 shares of common stock. As of such date, C. Michael Kojaian had no shared power to vote or direct the vote or to dispose or to direct the disposition of any shares of common stock.
As of December 31, 2007, Kojaian Ventures, L.L.C. had the shared power to vote or to direct the vote of 1,004,500 shares of common stock and had the shared power to dispose or to direct the disposition of 1,004,500 shares of common stock. As of such date, Kojaian Ventures, L.L.C. had no sole power to vote or direct the vote or to dispose or to direct the disposition of any shares of common stock.

Item 5.	Ownership of Five Percent or Less of a Class.
⊠

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A
Item 8.	Identification and Classification of Members of the Group.
N/A
Item 9.	Notice of Dissolution of Group.
N/A
Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2008b

/s/ C. Michael Kojaian
C. Michael Kojaian

KOJAIAN VENTURES, L.L.C.

By:	Kojaian Ventures-MM, Inc., the Manager of Kojaian Ventures, L.L.C.

	By:	/s/ C. Michael Kojaian
Name: C. Michael Kojaian Title: President